
December 14, 2022

David Byrnes
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

      Re: Madison Square Garden Entertainment Corp.
           Form 10-K for Fiscal Year Ended June 30, 2022
           Filed August 19, 2022
           File No. 001-39245

Dear David Byrnes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services